PARADIGM EQUITIES, INC.

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by rule 17a-5
of the Securities and Exchange Commission and
agreed-upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paradigm Equities, Inc. as of December 31, 2022, the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paradigm Equities, Inc.'s management. Our responsibility is to express an opinion on Paradigm Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paradigm Equities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditor's Report on Supplemental Information

The Schedule I - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for determination of reserve requirements under rule 15c3-1 of the Securities and Exchange Commission, and Schedule III - Information for possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission (referred to as "supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of Paradigm Equities, Inc. 's financial statements. The supplemental information is the responsibility of Paradigm Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as Paradigm Equities, Inc.'s auditor since 2021.

Southfield, Michigan
February 17, 2023

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and equivalents	$	5,667,696
Commissions receivable		515,208
Prepaid expense and other		123,793
Total current assets		6,306,697
Fixed assets, net of accumulated depreciation and amortization		86,482
Total assets	$	6,393,179

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	102,634
Due to affiliate		289,456
Commissions payable and related items		314,761
Total current liabilities		706,851
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000		30,000
Retained earnings		5,656,328
Total stockholder's equity		5,686,328
Total liabilities and stockholder's equity	$	6,393,179

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenues are recognized when: (i) a contract with a client has been identified (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission revenue includes the following categories of revenue, which are recognized utilizing the following methods:

Trade – Mutual Fund and Variable Annuity commission revenue is recorded on a trade date basis. The Company's performance obligation is considered complete on the trade date, as the underlying purchaser is identified, the pricing has been agreed upon and ownership has been transferred. Commission rates are scheduled in the various agreements with the insurance/investment companies.

Trails – The Company earns trail commissions on certain trail-eligible products. Commission are based on total investment and the length of time a customer is invested in a product. Trail Commissions are recognized over the period during which services are performed which are either monthly or quarterly. The performance obligation is considered complete at the end of each month, in which assets are invested. As the owner is identified, the asset can be valued and the time requirement has been met. Trail commissions are scheduled in the agreements with the insurance/investment companies.

Assets Under Management – Fees are recurring in nature and earned from previous placement transactions this is earned on the terms of the underlying placement agreements. The fees are calculated based on a percentage of the current market value of clients' investment holdings and recognized over the period during which services are performed. The company meets its performance obligations at the time of placement, though fees are earned for the duration of each customer investment. Assets not held at the end of the quarter are prorated for that portion of the quarter during which the shareholder was invested in an assigned account.

Interest Income – Interest income is earned on deposits held at a financial institution based on periodic rates published by the institution. The performance obligation is considered complete at the end of each month, in which assets are deposited. As the owner is identified, the asset can be valued and the time requirement has been met.

The following table disaggregates the Company's Commission revenue based on the timing of revenue recognition for the year ended December 31, 2022:

Revenue earned at a point in time	$ 539,233
Revenue earned over time	5,573,893
	$ 6,113,126

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

The timing of revenue recognition results in billed accounts receivable on the balance sheet. The beginning and ending accounts receivable were as follows:

	2022	2021
Accounts receivable	$ 494,413	$ 585,033

Significant judgement is needed to determine how to allocate commissions earned where multilple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The nature of the Companies business does not give rise to variable consideration that would decrease the transaction price which would reduce revenue.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 2022 were $7,060.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) provision (the "exemption provision"), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers". The balance in this account at December 31, 2022, is $57,056 and is included in Cash and Equivalents on the Statement of Financial Condition.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables. Cash balance at December 31, 2022 was $5,670,432, of which $250,000 was fully insured, leaving $5,420,432 uninsured.

The Company deposits its cash and temporary cash investments with FDIC insured financial

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk. The breakdown of revenue and receivables by significant sources is as follows:

	2022	
	Revenue	Receivables
Company A	64%	65%
Company B	22%	20%
Company C	8%	8%
All other, individually less than 10% of total revenue	6%	7%
	100%	100%

Registered sales representatives of the Company are covered by a collective bargaining contract, which will expire on December 31, 2024.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 17, 2023, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events to recognize or disclose.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31, 2022:

Computer software	$ 161,422
Computer equipment	85,965
Total fixed assets	247,387
Less accumulated depreciation and amortization	160,905
Net fixed assets	$ 86,482

Depreciation expense for year ended December 31, 2022 was $19,743.

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services, Inc. Federal income tax expense on a separate return basis amounted to approximately $204,000 for the year ending December 31, 2022. As of December 31, 2022, the Company had the amount due to the parent of $70,000 for income taxes, which is recorded in due to/due from affiliate.

The Company files a combined unitary return for Michigan Corporate Income Tax with Michigan Education Association. On a separate return basis the Company had a state tax expense of approximately $62,000 for the year ending December 31, 2022. The Company had an amount due to affiliate for Michigan state taxes of $21,000 as of December 31, 2022.

Income tax expense reported on the statement of income and retained earnings consists of the following for year ending December 31, 2022:

Federal income tax expense	$	204,000
Michigan corporate income tax expense		62,000
Total income tax expense	$	266,000

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with MEA Financial Services, Inc. (Financial Services) its parent company, whereby Financial Services will provide executive support, office space, equipment, and administrative and clerical support to the Company. The Company incurred $1,587,822 for such services for the year ending December 31, 2022.

In addition to the above agreement, the Company paid approximately $2,837,699, for actual compensation and payroll taxes and various reimbursements, including the purchase of insurance for the year ending December 31, 2022.

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due to affiliate at December 31, 2022, is as follows:

MEA Financial Services	$ 289,456

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2022, the Company had regulatory net capital of $5,450,387, which was $5,403,264 in excess of its required capital of $47,123. The Company's regulatory net capital ratio was .130:1.

NOTE 7 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.